Exemption number: 82 4639

SEP 24 AM 9:12

KGHM Polska Miedź S.A.

SUPPL

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* / *Fax:*	*1 202 94 22 990* / *1 202 94 29 624*
Contact name:	Wo[redacted]:iniak Relations	*Phone:* / *Fax:*	*(48 76) 84 78 280* / *(48 76) 84 78 205*
	o provided to required statutory authorities		
		Date:	*24 September 2002*
	Number of pages (including this one):		*1*

Current report 58/2002

The Management Board of KGHM Polska Miedź S.A. announces that on 23 September 2002 there occurred the rollover of 21 civil law debt bonds of Legmet Sp. z o.o. (a subsidiary of DSI S.A., which in turn is a subsidiary of KGHM Polska Miedź S.A.), purchased by DSI S.A. for PLN 2 050 thousand, and having a nominal value of PLN 2 100 thousand (current report 28/2002 dated 25 April 2002). Maturity is 30 December 2002.
Annual interest rate: 9.00%

Legal basis:
(§5, section 1, point 8 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

DYREKTOR DEPARTAMENTU
Informacji Giełdowych i Relacji Inwestorskich
Wojciech Marciniak

WICEPREZES ZARZĄDU
Witold Bugajski

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

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